Mail Stop 3561

March 13, 2008

BY U.S. MAIL and FACSIMILE

Mr. Randall C. Shealy
 Chief Financial Officer
ALABAMA AIRCRAFT INDUSTRIES, INC.
1943 North 50th Street
Birmingham, Alabama 35212

      Re: Alabama Aircraft Industries, Inc.
           Item 4.02 Form 8-K, filed February 28, 2008
           File No. 0-13829

Dear Mr. Shealy:

      We have completed our review of your Form 8-K and have no further comments at this time.

           Sincerely,

           Beverly A. Singleton
           Staff Accountant